Filed by The Necessity Retail REIT, Inc

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The Necessity Retail REIT, Inc.

Subject Company Commissions File No.: 001-38597

On August 3, 2023, The Necessity Retail REIT, Inc. (“RTL” or the “Company”) hosted a conference call to review its earnings for the three months ended June 30, 2023 (“Q2 2023”). The following are excerpts from the transcript of the pre-recorded portion of the conference call, relating to the proposed merger (the “REIT Merger”) with Global Net Lease, Inc. (“GNL”) and internalization of the Company’s and GNL’s management (the “Internalization Merger” and, together with the “REIT Merger”, the “Proposed Transactions”).

The excerpts below contain only those portions of the transcript of the pre-recorded portion of the Q2 2023 conference call that relate to discussions of the Proposed Transactions:

Mike Weil

Thanks, Curtis. Good morning and thank you all for joining us today.

Before we get into our results, I will provide a brief update on the proposed merger with Global Net Lease, which was announced in May and is expected to close next month. We expect that the merger with GNL - and the simultaneous internalization of GNL's management and operations, paired with numerous governance enhancements - will establish the third largest publicly traded, global net-lease REIT, with a portfolio that we believe is unmatched and positioned for long-term growth. GNL is one of the premier owners of international triple-net leased space and a leader in sale-leasebacks, particularly with multi-national companies.

RTL stockholders will receive 0.67 shares of GNL for each common share of RTL, which represented a 35% premium to RTL’s 30-day volume-weighted average price as of the transaction announcement on May 23, 2023. RTL stockholders are also expected to receive a 12% increase to the quarterly dividend they currently receive from RTL, and there is the potential for a credit rating upgrade upon the close of the transaction which could drive borrowing costs lower in the future. Following the closing of the merger, RTL shareholders are expected to benefit from becoming shareholders of a company that has a credit facility with an interest rate that we believe is 100 to 150 basis points lower than similar financing at RTL. By combining two complementary and sizable portfolios, we expect the merger to be 9% accretive to GNL's annualized AFFO per share in the first full quarter after the merger is completed, compared to the first quarter of 2023. Additionally, we anticipate the combined entity will have increased scale and operating efficiencies, along with reduced leverage and lower G&A expenses.

In July, the SEC declared the registration statement for the merger and internalization effective and we have set a record date of August 8, 2023 for the special meeting of stockholders to vote on the proposed merger, which will be on September 8, 2023. Based on the expected timeline, this may be the last time I get to provide a quarterly update for RTL and I look forward to updating you next quarter as co-CEO of GNL along with Jim Nelson. We are both very excited about the opportunities that lie ahead and will work to harness the potential of our large asset base, scaled post-closing capital structure, and deep tenant relationships to drive accretive growth for many years to come.

……

Mike Weil

Thanks, Jason.

We continue to execute on our asset management strategy while we work toward completion of the proposed merger with GNL. We believe that the RTL portfolio will be complementary to GNL's assets and that the combined company will enjoy the benefits of reduced leverage and increased prominence and scale as the third largest global net lease REIT. The all-stock merger represents a 35% premium to RTL shareholders at the time it was announced, and RTL shareholders are expected to see a 12% increase in dividends as a result of the transaction. The anticipated corporate synergies are expected to result in cost savings in G&A, along with the savings expected to be realized from the internalization of GNL's management team, which is expected to be accretive to AFFO in the first full quarter after completion of the merger. We also believe that upon the closure of the merger, the simplified corporate structure and enhanced corporate governance of the combined company will drive increased value. Given the increased size and scale, we expect to see growing institutional investor interest over time.

We look forward to new opportunities and the bright future for the combined company. I want to thank you all for your ownership of RTL, your thoughtful insight, and your trust in our management team. I look forward to talking to you next quarter as GNL shareholders after the closing of the merger. Operator, please open the line for questions.

About The Necessity Retail REIT, Inc.

The Necessity Retail REIT (Nasdaq: RTL) is the preeminent publicly traded real estate investment trust (REIT) focused on “Where America Shops”. RTL acquires and manages a diversified portfolio of primarily necessity-based retail single-tenant and open-air shopping center properties in the U.S. Additional information about RTL can be found on its website at www.necessityretailreit.com.

Important Notice

The statements in this communication that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results or events to be materially different. In addition, words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” expects,” “plans,” “intends,” “would,” or similar expressions indicate a forward-looking statement, although not all forward-looking statements contain these identifying words. Any statements referring to the future value of an investment in the Company, including the adjustments giving effect to the Company merging with and into Osmosis Sub I, LLC, with Osmosis Sub I continuing as the surviving entity and wholly-owned subsidiary of GNL (the “REIT Merger”) and GNL and the Company becoming internally managed (the “Internalization Merger”) as described in this communication, as well as the potential success that the Company may have in executing the REIT Merger and Internalization Merger, are also forward-looking statements. There are a number of risks, uncertainties and other important factors that could cause the Company’s actual or anticipated results to differ materially from those contemplated by such forward-looking statements, including but not limited to: (i) the Company’s ability to complete the REIT Merger and Internalization Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transactions, (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Internalization Merger Agreement and REIT Merger Agreement, each dated as of May 23, 2023 relating to the proposed transactions, (iii) the Company’s ability to obtain consents of applicable counterparties to certain of its lending agreements identified in the REIT Merger Agreement (iv) failure to realize the expected benefits of the REIT Merger and the Internalization Merger, (v) significant transaction costs or unknown or inestimable liabilities, (vi) risks related to diverting the attention of the Company’s management from ongoing business operations, (vii) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay, (viii) the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, (ix) risks related to the market value of the GNL’s common stock to be issued in the proposed transactions, (x) potential adverse effects of the ongoing global COVID-19 pandemic, including actions taken to contain or treat COVID-19, on the Company, the Company’s tenants and the global economy and financial market and (xi) the risk that one or more parties to the REIT Merger Agreement may not fulfil its obligations under the agreement, as well as the additional risks, uncertainties and other important factors set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023, and all other filings with the SEC after that date, as such risks, uncertainties and other important factors may be updated from time to time in the Company’s subsequent reports. Further, forward-looking statements speak only as of the date they are made, and Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, except as required by law.

Additional Information About the REIT Merger and Internalization Merger and Where to Find It

In connection with the proposed transactions, on July 6, 2023, GNL filed with the SEC a registration statement on Form S-4 (as amended on July 17, 2023), which includes a document that serves as a prospectus of GNL and a joint proxy statement of GNL and the Company (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transactions. The Form S-4 became effective on July 18, 2023. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. The Company commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about July 19, 2023. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.necessityretailreit.com or by contacting the Company’s Investor Relations at ir@rtlreit.com.

Participants in the Proxy Solicitation

The Company and its respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of the Company is available in the proxy statement for its 2023 Annual Meeting, as incorporated by reference in the joint proxy statement/prospectus. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transactions. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company as indicated above.

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